UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-199393

CAESARS ENTERTAINMENT RESORT PROPERTIES, LLC

(Caesars Resort Collection, LLC, as successor to Caesars Entertainment Resort Properties, LLC)

(Exact name of registrant as specified in its charter)

*ADDITIONAL REGISTRANTS LISTED ON SCHEDULE A HERETO

One Caesars Palace Drive, Las Vegas, Nevada 89109

(702) 407-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8% First-Priority Senior Secured Notes due 2020 and Related Guarantees

11% Second-Priority Senior Secured Notes due 2021 and Related Guarantees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

SCHEDULE A

Caesars Entertainment Resort Properties Finance, Inc.

Harrah’s Las Vegas, LLC

Harrah’s Laughlin, LLC

Rio Properties, LLC

AC Conference Holdco., LLC

AC Conference Newco., LLC

Caesars Florida Acquisition Company, LLC

Caesars Linq, LLC

Caesars Octavius, LLC

Flamingo Las Vegas Operating Company, LLC

Harrah’s Atlantic City Mezz 1, LLC

Harrah’s Atlantic City Mezz 2, LLC

Harrah’s Atlantic City Mezz 3, LLC

Harrah’s Atlantic City Mezz 4, LLC

Harrah’s Atlantic City Mezz 5, LLC

Harrah’s Atlantic City Mezz 6, LLC

Harrah’s Atlantic City Mezz 7, LLC

Harrah’s Atlantic City Mezz 8, LLC

Harrah’s Atlantic City Mezz 9, LLC

Harrah’s Atlantic City Operating Company, LLC

Harrah’s Atlantic City Propco, LLC

Octavius/Linq Intermediate Holding, LLC

Paris Las Vegas Operating Company, LLC

The address of each additional registrant’s principal executive office is c/o Caesars Resort Collection, LLC (as successor by merger to Caesars Entertainment Resort Properties, LLC), One Caesars Palace Drive, Las Vegas, Nevada 89109, (702) 407-6000

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants named below have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAESARS RESORT COLLECTION, LLC, as successor to Caesars Entertainment Resort Properties, LLC

CAESARS ENTERTAINMENT RESORT PROPERTIES FINANCE, INC.

HARRAH’S LAS VEGAS, LLC

HARRAH’S LAUGHLIN, LLC

RIO PROPERTIES, LLC

AC CONFERENCE HOLDCO., LLC

AC CONFERENCE NEWCO., LLC

CAESARS FLORIDA ACQUISITION COMPANY, LLC

By: CAESARS RESORT COLLECTION, LLC,

       its managing member

CAESARS LINQ, LLC

CAESARS OCTAVIUS, LLC

FLAMINGO LAS VEGAS OPERATING COMPANY, LLC

HARRAH’S ATLANTIC CITY MEZZ 1, LLC

HARRAH’S ATLANTIC CITY MEZZ 2, LLC

HARRAH’S ATLANTIC CITY MEZZ 3, LLC

HARRAH’S ATLANTIC CITY MEZZ 4, LLC

HARRAH’S ATLANTIC CITY MEZZ 5, LLC

HARRAH’S ATLANTIC CITY MEZZ 6, LLC

HARRAH’S ATLANTIC CITY MEZZ 7, LLC

HARRAH’S ATLANTIC CITY MEZZ 8, LLC

HARRAH’S ATLANTIC CITY MEZZ 9, LLC

HARRAH’S ATLANTIC CITY OPERATING COMPANY, LLC

HARRAH’S ATLANTIC CITY PROPCO, LLC

OCTAVIUS/LINQ INTERMEDIATE HOLDING, LLC

PARIS LAS VEGAS OPERATING COMPANY, LLC

Date:	January 30, 2018	By:	/s/ ERIC HESSION
		Name:	Eric Hession
		Title:	Treasurer